UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of Registrant’s name into English)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of Special General Meeting

On June 10, 2018, Gazit-Globe Ltd. (“Gazit” or the “Company”) held its previously-announced special general meeting of shareholders (the “Meeting”). All proposals submitted to Gazit’s shareholders at the Meeting, consisting of the following, were duly approved by the requisite majorities (including, where applicable, special majorities) under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Company’s Articles of Association, as amended:

1.	Approval of the compensation terms of Mr. Chaim Katzman, the Company’s controlling shareholder, as the Company’s Chief Executive Officer;

2.	Approval of the compensation terms of Mr. Ehud Arnon, the Company’s new Chairman of the Board;

3.	(a) Approval for providing an exculpation letter to the Company’s Chief Executive Officer and Vice Chairman of the Board, Mr. Chaim Katzman; and

3.	(b) Approval for providing an exculpation letter to the Company’s director, Mr. Dor J. Segal.

A description of each of the above proposals was set forth at greater length in the notice and proxy statement (including in Exhibit A thereto) with respect to the Meeting and certain amendments to the proposed compensation terms of Mr. Katzman under Proposal 1 were described in a supplemental report, which documents were annexed as Exhibit 99.1 to the Company’s Reports of Foreign Private Issuer on Form 6-K (each, a “Form 6-K”) that were furnished to the Securities and Exchange Commission (the “SEC”) on May 7, 2018 and May 31, 2018, respectively.

The contents of this Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (SEC File No. 333-211707).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: June 12, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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